

February 22, 2018

Jeffery A. Surges
Chief Executive Officer
Connecture, Inc.
18500 West Corporate Drive, Suite 250
Brookfield, Wisconsin 53045

>   **Re: Connecture, Inc.**
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed February 12, 2018**
>   **File No. 005-88454**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed February 12, 2018**
>   **File No. 001-36778**

Dear Mr. Surges:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the relevant filings.

Amendment No. 1 to Schedule 13E-3

1.   We note that Mr. Perlman, a member of the Board of the Company and Co-President of Francisco Partners, will retain an indirect financial interest in the Company through his ownership interest in Parent as a result of the contribution of Rollover Shares to Parent. Please tell us why Mr. Perlman is not an affiliate of the Company engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 and included as a filing person.

Definitive Proxy Statement on Schedule 14A

Background of the Merger, page 16

2.   Disclosure indicates that from August 18, 2017 through November 21, 2017, representatives of Raymond James contacted 20 strategic parties (in addition to Sponsor A) and one financial sponsor (in addition to the Sponsor Entities) to assess their interest in exploring a transaction with the Company. Please provide additional disclosure as to why Raymond James did not contact additional financial sponsors.

3.   Please elaborate on the nature of the Nasdaq continued listing requirements that the Company ceased to meet in May 2017.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger, page 28

4.   Disclosure here and on page 34 indicates that you assume the determination of fairness to the Non-Rolling Stockholders is also applicable to the Company's unaffiliated security holders. Please revise to clearly state whether the Special Committee and the Board believe the going-private transaction is fair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

5.   Please disclose to what extent the Special Committee and the Board considered, in determining the fairness of the Merger to unaffiliated security holders, whether the consideration offered to such holders constitutes fair value in relation to (i) net book value and (ii) purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Position of the Purchaser Filing Parties As to the Fairness of the Merger, page 35

6.   Please disclose to what extent the Purchaser Filing Parties considered, in determining the fairness of the Merger to unaffiliated security holders, whether the consideration offered to such holders constitutes fair value in relation to (i) historical market prices, (ii) going concern value and (iii) purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Opinion of the Special Committee's Financial Advisor, page 37

7.   Please disclose the financial projections provided to Houlihan Lokey in this section or include a cross-reference to the appropriate section where such projections can be found.

8.   Please clarify how your analysis of the selected informational companies impacted your Selected Companies Analysis.

9.   Please disclose the portion of Houlihan Lokey's aggregate fee that became payable upon delivery of Houlihan Lokey's opinion.

10.   Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Projected Financial Information, page 51

11.   Please tell us why you disclose only summary information instead of the complete financial projections provided to Houlihan Lokey.

Historical Selected Financial Information, page 101

12.   Please update your disclosure here and in Item 13 of Schedule 13E-3 to provide audited financial statements for the fiscal year ended December 31, 2017, as well as updated ratio of earnings to fixed charges and book value per share, or confirm that each of the conditions set forth in Rule 8-08(b) of Regulation S-X have been met.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact David Plattner, Special Counsel, at (202) 551-8094, or me at (202) 551-3589 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ Tiffany Piland Posil

                                                Tiffany Piland Posil
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc: Robert E. Goedert, Esq.
        Kirkland & Ellis LLP